                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------

                                   FORM 11-K
                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2000

         ------------------------------------------------------------

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEES REQUIRED].


For the transition period from ____________ to __________

                        Commission file number 1-07533

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        FEDERAL REALTY INVESTMENT TRUST
                      SAVINGS AND RETIREMENT 401(K) PLAN

         ------------------------------------------------------------

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        FEDERAL REALTY INVESTMENT TRUST
                          1626 EAST JEFFERSON STREET
                           ROCKVILLE, MARYLAND 20852

Report of independent public accountants


To the Trustees of the
Federal Realty Investment Trust Savings and Retirement 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Federal Realty Investment Trust Savings and Retirement 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Federal Realty Investment Trust Savings and Retirement 401(k) Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan's financial statements as of December 31, 2000 and 1999, and for the year ended December 31, 2000, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements as of December 31, 2000 and 1999, and for the year ended December 31, 2000, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                    ARTHUR ANDERSEN LLP



Vienna, Virginia
June 22, 2001

Federal Realty Investment Trust Savings and
Retirement 401(k) Plan


Table of contents


Statements of net assets available for benefits
  As of December 31, 2000 and 1999......................... 1

Statement of changes in net assets available for benefits
  For the year ended December 31, 2000..................... 2

Notes to financial statements
  December 31, 2000 and 1999............................... 3

Schedule of assets held for investment purposes
  As of December 31, 2000.................................. 8

Schedules omitted as not applicable
  As of and for the year ended December 31, 2000:
   Loans or fixed-income obligations in default
   Leases in default or classified as uncollectible
   Schedule of reportable transactions
   Schedule of nonexempt transactions

Consent of Independent Public Accountants (Exhibit 23.1)

Federal Realty Investment Trust Savings and
Retirement 401(k) Plan


Statements of net assets available for benefits
As of December 31, 2000 and 1999

                                                     2000         1999
                                                  -----------   ----------
Assets
Cash                                              $        -    $      813
Investments                                         9,531,581    9,763,238
Loans to participants                                 106,819      206,301
                                                  -----------   ----------
Total assets                                        9,638,400    9,970,352
Liabilities
Due to Federal Realty Investment Trust                      -          813
                                                  -----------   ----------
Total liabilities                                           -          813
                                                  -----------   ----------
Net assets available for plan benefits            $ 9,638,400   $9,969,539
                                                  ===========   ==========

The accompanying notes are an integral part of these financial statements.

Federal Realty Investment Trust Savings and
Retirement 401(k) Plan

Statement of changes in net assets available for benefits
For the year ended December 31, 2000

Additions to net assets attributed to:
 Employee contributions                                      $  826,519
 Employer contributions                                         217,553
 Interest and dividends                                       1,229,652
                                                             ----------
Total additions                                               2,273,724
                                                             ----------
Deductions from net assets attributed to:
 Net depreciation in fair value of investments                1,771,593
 Benefits paid to participants                                  829,560
 Administrative expenses                                          3,710
                                                             ----------
Total deductions                                              2,604,863
                                                             ----------
Net decrease                                                   (331,139)
Net assets available for plan benefits:
 Beginning of the year                                        9,969,539
                                                             ----------
 End of the year                                             $9,638,400
                                                             ==========

The accompanying notes are an integral part of this financial statement.

Federal Realty Investment Trust Savings and
Retirement 401(k) Plan

Notes to financial statements
December 31, 2000 and 1999

1. Description of the Plan:

The following description of the Federal Realty Investment Trust (the Trust) Savings and Retirement 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

General

The Plan is a defined contribution plan in accordance with the provisions of
Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan was established on January 1, 1985, restated effective January 1, 1997, and most recently amended effective January 1, 2000. The most recent amendment altered the eligibility requirements for participation in the Plan.

Eligibility

All employees, except members of collective bargaining units, may participate in the elective deferrals portion of the Plan immediately upon employment. There are no members of a collective bargaining unit as of December 31, 2000.

Contributions

Participants make contributions to the Plan by means of a salary deferral agreement. Participants may defer their salary by an amount equal to not less than 1 percent but not more than 20 percent of their compensation, to the extent permitted by law. The dollar value of contributions may not exceed $10,500.

The Trust will make employer-matching contributions to the Plan on behalf of all qualified participants. The amount of employer matching contributions for each eligible participant for each Plan year will be 50 percent of elective deferrals up to 5 percent of earnings. Employer matching and discretionary contributions will not be made until one year of service is rendered with 1,000 or more hours completed by the participant.

Additionally, the Plan allows for discretionary contributions to be made at the end of the Plan year in an amount to be determined by the Trust.

Vesting provisions

Participants are always vested in elective deferral, employer matching, and rollover contributions. Discretionary contributions are vested based on years of service, with 100 percent vesting after five years of credited service.

Participant loans

Participants may borrow from their accounts a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1 to 5 years or up to a reasonable time for the purchase of a principal residence. The loans are secured by 50 percent of the vested balance in the participant's accounts and bear interest at a rate determined by the Trust based on prevailing market conditions. At December 31, 2000, interest rates ranged from 8 percent to 11 percent. Principal and interest payments are made ratably through payroll deductions.

Payment of benefits

Upon termination of service for reasons other than death, retirement or disability, a participant will receive the vested percentage of his or her account balance plus earnings. The distribution can be a lump-sum distribution or may be in the form of an annuity beginning at retirement age if requested by the participant.

Participants should refer to their summary plan description for more information regarding payment of benefits.

Administrative expense

The Trust pays all third party expenses of maintaining the Plan. Total third party administrative expense for the Plan was $3,710 and $4,049 for the years ended December 31, 2000 and 1999, respectively.

2. Summary of accounting policies:

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Investments

The Plan's investments are stated at their fair value. Fluctuations in fair value are charged to participants' accounts.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

New accounting pronouncements

The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. The SOP was adopted for the 1999 financial statements.

3. Investments:

Putnam Fiduciary Trust Company (Putnam) is the trustee for the Plan portfolio. These investments are self-directed by participants and investments of future contributions will be self-directed.

Investment options

Following are the investment options offered under Putnam:

 . Lazard Small Cap Fund - Seeks long-term capital appreciation by investing primarily in the equity securities of relatively small U.S. companies with market capitalizations in the range of the Russell 2000 Index, that the Investment Manager believes are undervalued based on their earnings, cash flow, or asset values.

 . Putnam Growth and Income Fund - Invests primarily in dividend paying stocks to provide income in addition to the growth potential of equities.

 . Putnam Investors Fund - Seeks long-term growth of capital and increased income that results from this growth by investing mainly in the common stocks of U.S. companies, with a focus on growth stocks.

 . Putnam Income Fund - Designated to provide a relatively dependable income stream and to help reduce investment risk by spreading assets across a variety of fixed-income market sectors including, but not limited to, investment grade corporate bonds, mortgage-backed securities, U.S. Treasuries, high-yield corporate bonds and foreign bonds.

 . Putnam Vista Fund - Targets the stocks of a broad group of dynamic companies in many industries that Putnam's management believes are well positioned for earnings acceleration.

 . Putnam New Opportunities Fund - Seeks long-term capital appreciation through investment in common stock in companies believed to have above-average growth potential.

 . Putnam International Growth Fund - Seeks capital appreciation through a diversified portfolio of equity securities of companies located in a country other than the United States.

 .  Putnam Money Market Fund - Seeks current income with stability of principal.

 . Putnam Asset Allocation Conservation - Invests in stocks, bonds, and cash to pursue the maximum advantage of changing markets. Designed to meet the needs of investors who seek to preserve principal yet have some equity exposure to keep pace with inflation.

 . Putnam Bond Index Fund - Seeks investment in government and corporate bonds that match the performance of the bond index.

 .  Putnam Global Equity Fund - Invests in both U.S. and international markets.
   Targets large, well-established multinational companies whose stocks are priced attractively and whose size, scale, and power give them a competitive advantage.

 . Putnam Growth Opportunities - Invests primarily in stocks of very large, highly competitive American growth companies that are world leaders in their industries. Targeted companies have strong revenue and earnings growth rates, and dominate both domestic and foreign markets.

 . Putnam Health Sciences - Seeks growth potential through all areas of the health-care industry, encompassing medical devices, health-care services, pharmaceuticals, and others.

 . Putnam New Century Growth - Invests in companies ranging from Internet, software, and telecommunications companies to more traditional businesses such as broadcasting, retail, finance, and electronics. Its portfolio may contain varying amounts of small-, mid-, and large-cap growth stocks.

 . Putnam Over the Counter & Emerging Growth - Invests primarily in common stocks of small to midsize companies whose sales and earnings are growing at very strong rates. The portfolio may include common stocks that are traded on the over-the-counter (OTC) market as well as stocks of emerging growth companies listed on securities exchanges.

 . Putnam S&P 500 Fund - Targets stocks in the S&P 500 that generate returns similar to the S&P 500 Index.

 .  Shares of Federal Realty Investment Trust

Significant assets

At December 31, 2000 and 1999, the fair market values of individual assets that represent 5 percent or more of the Plan's net assets were as follows:

                                                            December 31
                                                       -----------------------
                                                          2000         1999
                                                       ----------   ----------
Putnam Vista Fund                                      $3,323,236   $3,270,397
Putnam Growth and Income Fund                           1,873,053    1,842,693
Shares of Federal Realty Investment Trust               1,428,535    1,374,083
Putnam New Opportunities Fund                           1,310,729    1,386,260
Putnam International Growth Fund                        1,001,139    1,265,616

4. Tax status:

The Plan obtained a determination letter on November 4, 1994, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC) under
Section 401(a). The Plan has been restated since receiving the determination letter, and is in the process of obtaining a new determination letter for the restated Plan document. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's trustees are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status and believe that the Plan is currently designed and operated in compliance with the IRC and ERISA requirements.

5. Plan changes:

There were no significant changes to the Plan during the Plan years ended December 31, 2000 and 1999.

6. Plan termination:

Although it has not expressed any intent to do so, Federal Realty Investment Trust has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7. Information not covered by independent public accountants' report:

The Plan Administrator has elected the method of annual reporting compliance permitted by 29 CFR 2520.103-5(c) of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. Putnam holds the Plan's investment assets and executes transactions therein and receives all income earned by, and makes all disbursements from the Plan. Accordingly, Putnam has certified that the following data is complete and accurate:

 .  Summary of Net Trust Assets as of December 31, 2000 and 1999

 .  Summary of Fund Operations for the year ended December 31, 2000 and 1999

 .  Individual Participant Valuations as of December 31, 2000 and 1999

8. Related-party transactions:

The Plan's investments include funds managed by Putnam; therefore, these transactions qualify as party-in-interest transactions.

9. Reconciliation of financial statements to Form 5500:

The following is a reconciliation of employee and employer contributions in the financial statements to the Form 5500:

                                                                         1999
                                                                       --------
Employee and employer contributions in the
financial statements                                                   $957,798

Contribution held in cash account and distributed to various
Putnam investment funds in 1999                                          19,897
                                                                       --------

Employee and employer contributions in the Form 5500                   $977,695
                                                                       ========

Federal Realty Investment Trust Savings and
Retirement 401(k) Plan

Schedule of assets held for investment purposes
As of December 31, 2000

                                                                 Cost       Fair value
                                                              -----------   ----------
Lazard Small Cap Fund                                         $     6,653   $    7,103
Putnam Growth and Income Fund*                                  1,834,328    1,873,053
Putnam Investors Fund*                                            275,765      233,272
Putnam Income Fund*                                               238,112      224,890
Putnam Vista Fund*                                              3,294,923    3,323,236
Putnam New Opportunities Fund*                                  1,576,233    1,310,729
Putnam International Growth Fund*                                 825,015    1,001,139
Putnam Money Market Fund*                                         109,885      109,885
Putnam Asset Allocation Conservation*                                  68           65
Putnam Bond Index Fund*                                             8,429        8,725
Putnam Global Equity Fund*                                            666          550
Putnam Growth Opportunities*                                          257          237
Putnam Health Sciences*                                             3,189        3,086
Putnam New Century Growth*                                          1,765        1,264
Putnam Over the Counter & Emergency Growth*                           508          387
Putnam S&P 500 Fund*                                                5,704        5,425
Federal Realty Investment Trust shares*                         1,879,046    1,428,535
Participant loans (maturing at various dates with
interest rates ranging from 8% to 11%)*                           106,819      106,819
                                                              -----------   ----------
                                                              $10,167,365   $9,638,400
                                                              ===========   ==========

*Party-in-interest


         The accompanying notes are an integral part of this schedule.

                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        FEDERAL REALTY INVESTMENT TRUST
                                        SAVINGS AND RETIREMENT 401(K) PLAN

Dated: June 27, 2001                    By:  /s/ Cecily A. Ward
                                           ----------------------------------
                                        Name: Cecily A. Ward, Vice President
                                              CFO & Treasurer

                                 EXHIBIT INDEX


EXHIBIT NUMBER                     DESCRIPTION
--------------                     -----------

23.1                               Consent of Independent Public Accountants